Free Writing Prospectus, dated November 14, 2012 (To Prospectus, dated August 31, 2010 and Prospectus Supplement, dated November 14, 2012)	Filed Pursuant to Rule 433(d) Registration Statement No. 333-169119

USD 3bn 7.625% Contingent Capital Notes due November 2022

Terms & Conditions:

Issuer:	Barclays Bank PLC

Expected Issue Ratings:	BBB- (S&P), BBB- (Fitch)

Status:	Dated Subordinated Debt

Legal Format:	SEC registered

Principal Amount:	USD 3,000,000,000

Trade Date:	November 14, 2012

Settlement Date:	November 21, 2012

Maturity Date:	November 21, 2022

Coupon:	7.625%

Interest Payment Dates:	Semi-annually on May 21 and November 21 in each year up to and including the Maturity Date, commencing on May 21, 2013

Day Count Convention:	30/360, following unadjusted

Business Days:	New York, London

Benchmark Treasury:	UST 1.625% November 15, 2022

Spread to Benchmark:	+603 bps

Reoffer Yield:	7.625%

Price to Public:	100.000%

Estimated Underwriter Compensation:	Estimated to be a maximum of approximately 2% of principal amount of the Notes, including a structuring fee of 0.50% payable to Barclays Capital Inc.

Estimated net proceeds:	USD 2,940,000,000

Principal Redemption:	100.000%

Joint Bookrunners:	Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC

Co-lead managers:	ABN AMRO Securities (USA) LLC, Banca IMI S.p.A., Banco Bilbao Vizcaya Argentaria, S.A, BNP Paribas, Danske Bank A/S, ING Bank N.V. Belgian Branch, Lloyds TSB Bank plc, Mediobanca – Banca di Credito Finanziario S.p.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Mizuho Securities USA Inc., Natixis Securities Americas LLC, Santander Investment Securities Inc., Scotia Capital (USA) Inc, SG Americas Securities LLC, SMBC Nikko Capital Markets Limited, TD Securities (USA) LLC, U.S. Bancorp Investments, Inc., Wells Fargo Securities International Limited

Regulatory Event Redemption:

The Issuer may, at its option, redeem the notes upon giving notice, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to the date fixed for redemption, upon the occurrence of a Regulatory Event (subject to (i) the provisions described under “Limitations on Redemption and Notice to the FSA” below and (ii) the circumstance that entitles the Issuer to exercise such right of redemption of the notes not being (in the Issuer’s opinion) reasonably foreseeable at the Settlement Date).

A “Regulatory Event” means that the Issuer determines that for any reason the notes are fully excluded from the Group’s Tier 2 Capital within the meaning and for the purposes of (1) the capital adequacy requirements of the FSA or (2) any other regulation, directive or other binding rules, standards or decisions adopted by the institutions of the European Union.

Tax Redemption

The Issuer may, at its option, redeem the notes upon giving notice, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to the date fixed for redemption, upon the occurrence of a Tax Event (subject to (i) the provisions described under “Limitations on Redemption and Notice to the FSA” below), (ii) the circumstance that entitles the Issuer to exercise such right of redemption of the notes not being (in the opinion of the Issuer) reasonably foreseeable at the Settlement Date and (iii) in the case of each Tax Event, such obligation not being able to be avoided by the Issuer taking reasonable measures available to it).

A “Tax Event” shall be deemed to have occured in the event of any change in tax law or regulation or the official application or interpretation thereof that would (1) require the Issuer (or any successor entity) to pay additional amounts to holders, (2) result in the Issuer (or any successor entity) not being entitled to claim a deduction in respect of any payments in computing its (or any successor entity’s) taxation liabilities or materially reducing the amount of such deduction or (3) result in the Issuer (or any successor entity) not, as a result of the notes being in issue, being able to have losses or deductions set against the profits or gains, or profits or gains offset by the losses or deductions, of companies it (or any successor entity) is or would otherwise be so grouped for applicable United Kingdom tax purposes (whether under the group relief system current as at the date of issue of the notes or any similar system or systems having like effect as may from time to time exist);

Limitations on Redemption and Notice to the FSA

The Issuer may redeem the notes prior to the fifth anniversary of their date of issue only (1) with the prior approval of the FSA; (2) if the circumstance that entitles the Issuer to exercise that right of redemption is the result of a change in the applicable tax treatment or regulatory classification of the notes; and (3) if at the time of the exercise of the right of redemption (and if and to the extent required at such time), the Issuer complies with the FSA’s main Pillar 1 rules applicable to it and other BIPRU firms (within the meaning of the FSA’s General Prudential Sourcebook) and will continue to do so after the redemption of the notes.

In addition, any redemption of the notes on or following the fifth anniversary of the Settlement Date but prior to their scheduled Maturity Date, under the practice of the FSA prevailing as of the date of this term sheet, would be subject to the Issuer providing to the FSA, at least one month before the Issuer becomes committed to the repayment, notice in writing (in the form required by the FSA) of the proposed repayment, detailing how, following such repayment, the Issuer will (1) continue to meet its capital resources requirement and (2) have sufficient overall financial resources, including capital and liquidity resources which are adequate both as to the amount and quality, to ensure that there is no significant risk that the Issuer’s liabilities cannot be met as they fall due.

Capital Adequacy Trigger Event	A “Capital Adequacy Trigger Event” shall occur if the CET1 Ratio (as defined in the prospectus supplement) as of any Quarterly Financial Period End Date (as defined in the prospectus supplement) or Extraordinary Calculation Date(as defined in the prospectus supplement), as the case may be, is less than 7.00% on such date.

Automatic Transfer upon a Capital Trigger Event

If a Capital Adequacy Trigger Event occurs as of any Quarterly Financial Period End Date or Extraordinary Calculation Date, as the case may be, then, except as more fully described in the prospectus, an Automatic Transfer (as defined in the prospectus supplement) to Barclays PLC (or a successor holding company of the Issuer or other entity within the Group (as defined in the prospectus supplement)) will occur on the business day immediately following the expiration of the Suspension Period (as defined in the prospectus supplement) for nil consideration. Any Automatic Transfer will result in the Pre-Transfer Holders (as defined in the prospectus supplement) not having any rights against the Issuer with respect to repayment of the principal amount of the notes that has not become due or the payment of interest on such notes for any period from (and including) the interest payment date falling immediately prior to the occurrence of such Automatic Transfer. As a result, the Pre-Transfer Holders will lose their entire investment in the notes. Prior to the date on which an Automatic Transfer occurs, the Issuer will give an Automatic Transfer Notice to the trustee and the Pre-Transfer Holders via The Depository Trust Company (“DTC”). Following the receipt of such notice by DTC and the commencement of the Suspension Period, DTC shall suspend all clearance and settlement of the notes. As a result, Pre-Transfer Holders will not be able to settle the transfer of any notes from the commencement of the Suspension Period, and any sale or other transfer of the notes that a Pre-Transfer Holder may have initiated prior to the commencement of the Suspension Period that is scheduled to settle during the Suspension Period will be rejected by DTC and will not be settled within DTC.

Each purchaser of the notes by its acquistion of the notes and as a holder of notes:

(1) consents to the Automatic Transfer of its notes (including any beneficial interest therein) following the occurrence of a Capital Adequacy Trigger Event and authorizes, directs and requests DTC to take any and all actions necessary to effectuate the transfer of its notes (and any beneficial interest therein) pursuant to the Automatic Transfer without any further action or direction on its part; and.

(2) (i) agrees to all of the terms and conditions of the notes, including without limitation those related to the occurrence of a Capital Adequacy Trigger Event and any related Automatic Transfer, (ii) agrees that effective upon, and following, the occurrence of the Automatic Transfer, other than with respect to payments that have become due and payable prior to such Automatic Transfer, no amount shall be due and payable to such purchaser under the notes, and such purchaser shall not have the right to give a direction to the trustee with respect to the Capital Adequacy Trigger Event and any related Automatic Transfer and (iii) waives to the extent permitted by the Trust Indenture Act, any claim against the trustee arising out of its acceptance of its trusteeship for the notes, including, without limitation, claims related to or arising out of or in connection with a Capital Adequacy Trigger Event and/or an Automatic Transfer.

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06740L8C27 / 06740L8C2

Documentation:	To be documented under the Issuer’s SEC registered shelf

Clearing	DTC

Listing:	London

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1-888-603-5847, Citigroup Global Markets Inc. at 1- 800- 831- 9146, Credit Suisse Securities (USA) LLC at +1-800-221-1037, Deutsche Bank Securities Inc. at 1-800-503-4611 or Morgan Stanley & Co. LLC at 1-866-718-1649